SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.                                         General Identifying Information

1.                         Reason fund is applying to deregister (check only one ; for descriptions, see Instruction 1);

☒                                                          Merger

☐                                                            Liquidation

☐                                                            Abandonment of Registration (Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                                            Election of status as a Business Development Company (Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.                         Name of fund:  The Coventry Funds Trust

3.                         Securities and Exchange Commission File No: 811-08644

4.                         Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐   Initial Application                                                             ☒     Amendment

5.                         Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

3435 Stelzer Road

Columbus, OH 43219

6.                         Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael V. Wible
Thompson Hine LLP
41 S. High Street, Suite 1700

Columbus, Ohio 43215

614-469-3297

7.                         Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act {17 CFR 270.31a, .31a-2}:

Registrant/Adviser:	EM Capital Management, LLC 920 Country Club Drive, Suite 1-E Moraga, California 94556 (925) 376-8700

General manager/administrator/ transfer agent/ accountant:	Citi Fund Services Ohio, Inc. 3435 Stelzer Road Columbus, Ohio 43219-3035 (800) 554-3862

Distributor:	Foreside Distribution Services, L.P Three Canal Plaza, Suite 100 Portland, ME 04101 (207) 553-7110

Custodian:	Union Bank of California, N.A. 350 California Street San Francisco, CA 94104 (415) 765-3434

NOTE:  Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.                         Classification of fund (check only one):

☒        Management company;

☐         Unit investment trust; or

☐         Face-amount certificate company.

9.                         Subclassification if the fund is a management company (check only one):

☒     Open-end              ☐            Closed-end

10.                   State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.                   Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

1.                        EM Capital Management, LLC

920 Country Club Drive, Suite 1-E

Moraga, California 94556

2.                        Fifth Third Asset Management, Inc.

38 Fountain Square Plaza

Cincinnati, Ohio 45263

3.                        Action Fund Management, LLC

12309 Briarbush Lane

Potomac, Maryland 20854

4.                        Thinkorswim Advisors, Inc.

3304 N. Lincoln, Ave.

Chicago, Illinois 60657

12.                   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

1.                            Foreside Distribution Services, L.P

Three Canal Plaza, Suite 100

Portland, ME 04101

2.                            BISYS Fund Services, Limited Partnership

3435 Stelzer Road

Columbus, OH 43219.

13.                   If the fund is a unit investment trust (“UIT”) provide:

N/A

(a)                        Depositor’s name(s) and address(es):

(b)                       Trustee’s name(s) and address(es):

14.                   Is there a UIT registered under the Act that served as a vehicle for investment in the fund ( e.g., an insurance company separate account)?

☐   Yes            ☒   No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.   (a)       Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes         ☐   No

If Yes, state the date on which the board vote took place:  May 14, 2008.

If No, explain:

(b)              Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes         ☐   No

If Yes, state the date on which the shareholder vote took place:

On September 5, 2008 at a Special Meeting of the Shareholders of the Fund, the attending shareholders voted unanimously to approve an Agreement and Plan of Reorganization under which the EM Capital India Gateway Fund, a series of the Trust, would merge with and into the EM Capital India Gateway, a series of the Northern Lights Trust, a tax-free reorganization.

If No, explain:

II.            Distribution to Shareholders

16.                                 Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes            ☐   No

(a)          If Yes, list the date(s) on which the fund made those distributions:

September 5, 2008

(b)         Were the distributions made on the basis of net assets?

☒   Yes        ☐   No

(c)          Were the distributions made pro rata based on share ownership?

☒  Yes        ☐   No

(d)         If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)          Liquidations only:

Were any distributions to shareholders made in kind?

☐   Yes       ☐   No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.         Closed-end funds only:

Has the fund issued senior securities?

☐   Yes                ☐   No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.         Has the fund distributed all of its assets to the fund’s shareholders?

☒   Yes              ☐   No

If No,

(a)  How many shareholders does the fund have as of the date this form is filed?

(b)  Describe the relationship of each remaining shareholder to the fund:

19.         Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐   Yes            ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           Assets and Liabilities

20.         Does the fund have any assets as of the date this form is filed?

( See question 18 above)

☐   Yes                   ☒   No

If Yes,

(a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)  Why has the fund retained the remaining assets?

(c)  Will the remaining assets be invested in securities?

☐   Yes        ☒   No

21.   Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐   Yes             ☒   No

If Yes,

(a)   Describe the type and amount of each debt or other liability:

(b)  How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request for Deregistration

22.         (a)  List the expenses incurred in connection with the Merger or Liquidation:

(i)  Legal expenses: $6,960.55

(ii)  Accounting expenses:

(iii) Other expenses (list and identify separately):

(iv) Total expenses (sum of lines (i)-(iii) above): $6,960.55

(b)  How were those expenses allocated?  N/A

(c)  Who paid the expenses?   EM Capital Management, LLC

(d)  How did the fund pay for unamortized expenses (if any)? N/A

23.         Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐   Yes             ☒  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

24.         Is the fund a party to any litigation or administrative proceeding?

☒   Yes             ☐  No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

The Fund has been named as a Defendant in a case in United State Bankruptcy Court: In re: Tribune Company et al. Debtors, Cases No. 08-13141(KJC), (Bankr. D. Del 2011) Adversary Proceeding, No. 10-54010 (KJC).  A complaint was served on the Fund, at which time Plaintiff’s counsel informed the Fund this service was in error, thus no action was required by the Fund.  A subsequent Amended Complaint has been filed, but the Fund has not been served as of the date of this filing.

25.   Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐   Yes              ☒   No

If Yes, describe the nature and extent of those activities:

VI.           Mergers Only

26.         (a)          State the name of the fund surviving the Merger: EM Capital India Gateway Fund

(b)         State the Investment Company Act file number of the fund surviving the Merger:  811-21720

(c)          If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: File Number: 811-08644, Form Type: DEF14A, Date: August 19, 2008

(d)         If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of the Coventry Funds Trust, (ii) he is the Secretary of the Coventry Funds Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

By:	/s/Curtis Barnes
Curtis Barnes
Secretary to the Trust